Via Facsimile and U.S. Mail
Mail Stop 6010


									December 22, 2005


Scott E. Willkomm
Chief Executive Officer and
President
Scottish Re Group Limited
Crown House, Third Floor
4 Par-la-Ville Road
Hamilton, HM 12, Bermuda


Re:  	Scottish Re Group Limited
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 18, 2005
      File Number:  001-16855


Dear Mr. Willkomm:

      We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 38
1. We note that the Company sets its reserves for future policy benefits based primarily on historical experience and information provided by ceding companies. Please provide us in disclosure-type format disclosure relating to your critical accounting estimate of this uncertainty, including the risks associated with making estimates, and the effects and expected effects of the uncertainty on financial position and results of operations. In provide us this disclosure, please consider the following:

a. The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and reserves for future policy benefits. ;
b. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your reserve estimate;
c. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
d. What process management performs to determine the accuracy and completeness of the information received from the cedants;
e. How management resolves disputes with cedants and how often disputes occur;
f. How management uses the information received from the cedants in its determination of its assumed reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your reserving methodology, and
g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

2. We believe your disclosure regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a. Discuss the key assumptions used to arrive at management`s best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.
b. Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

3. Please provide us in disclosure-type format a robust discussion of the factors effecting estimation of your future benefit liabilities and to show the quantitative and qualitative impact that reasonably likely changes in one or more factors would have on reported results, financial position and liquidity.

Liquidity and Capital Resources, page 56
4. Please provide us in disclosure-type format expanded disclosures regarding your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Also please include a discussion and analysis of known trends and uncertainties.
5. Quantify for us your cash flows from discontinued operations and explain why they are not disclosed separately in the Consolidated Statements of Cash Flows or in MD&A.
Contractual Obligations and Commitments, page 65
6. Please provide us a revised table that presents reserves for future policy benefits on a gross basis.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19.  Mezzanine equity, page 110

7. Please tell us how you determined that the HyCUs should not be classified as a liability under SFAS 150. We note that the convertible preferred shares are mandatorily redeemable but please clarify whether they are conditionally redeemable. Also, in the first sentence, please clarify for us that HyCUs are Hybrid
Capital
Units.





Note 22. Taxation

8. Tell us why you have not provided disclosure of income before income tax expense as either domestic or foreign and the amount applicable to domestic income taxes and foreign income taxes.
Refer
to Rule 4-08(h) of Regulation S-X.

* * * *

	Please provide us the additional information requested within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Vanessa Robertson, Staff Accountant, at
(202)
551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202)
551-
3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Scott E. Willkomm
Scottish Re Group Limited
December 22, 2005
Page 5